FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA COMPLETES TRANSACTION FOR MAJORITY EQUITY STAKE INVESTMENT IN ACERTA PHARMA

AstraZeneca today announced that it has completed the transaction to acquire a majority equity stake in Acerta Pharma, a privately-owned biopharmaceutical company based in the Netherlands and US. The transaction, announced in December 2015, provides AstraZeneca with a potential best-in-class irreversible oral Bruton's tyrosine kinase (BTK) inhibitor, acalabrutinib (ACP-196), currently in Phase II/III development for B-cell blood cancers and in Phase I/II clinical trials in multiple solid tumours.

Upon completion of the agreement, AstraZeneca acquired 55% of the entire issued share capital of Acerta for an upfront payment of $2.5 billion and a further unconditional payment of $1.5 billion, to be paid either on receipt of the first regulatory approval for acalabrutinib for any indication in the US, or the end of 2018, depending on which is first.

An extensive development programme is underway for acalabrutinib with the opportunity for initial regulatory submissions in the second half of 2016 for the treatment of patients with specific types of haematological malignancies. Expanding further into B-cell cancers, acalabrutinib is estimated to reach potential peak-year sales in excess of $5 billion globally.
The investment also establishes in-house expertise for AstraZeneca in blood cancers, through the substantial expertise offered by Acerta's approximately 150 employees.

NOTES TO EDITORS

About Acalabrutinib
Acalabrutinib is a highly selective, irreversible, second generation BTK inhibitor, with approximately 1,000 patients treated to date in clinical studies across the entire development programme. More than 600 patients have been treated with acalabrutinib monotherapy. Phase I/II data showing a favourable safety profile and strong efficacy in relapsed/refractory chronic lymphocytic leukaemia patients was presented at the American Society of Hematology Annual Meeting & Exposition in December 2015, with simultaneous publication in the New England Journal of Medicine.

Potentially registrational studies in haematological malignancies are expected to be submitted for regulatory filings in second half 2016. In addition, a head-to-head study versus ibrutinib in high risk chronic lymphocytic leukaemia patients is currently ongoing.

Acalabrutinib is also currently being tested in multiple Phase I/II studies in solid tumours, as monotherapy or in combination with immune checkpoint inhibitors or other standard of care regimens.

About Acerta Pharma
Acerta is a leader in the field of covalent binding technology and is applying this technology to create novel selective therapies intended for the treatment of cancer and autoimmune diseases. Acerta's lead molecule, acalabrutinib (ACP-196), is a selective and potent inhibitor of BTK. Acerta is also developing ACP-319, a novel isoform selective inhibitor of phosphoinositide 3-kinase (PI3K) delta. The company has operations in Oss, the Netherlands and multiple US sites. The US headquarters is in Redwood City, CA.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in Oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least 6 new medicines to be launched between 2014 and 2020 and a broad pipeline of small molecules and biologics in development, we are committed to advance New Oncology as one of AstraZeneca's six Growth Platforms focused on lung, ovarian, breast and blood cancers. In addition to our core capabilities, we actively pursue innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by our investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms -- immuno-oncology, the genetic drivers of cancer and resistance, DNA damage repair and antibody drug conjugates -- and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - respiratory, inflammation, autoimmune disease, cardiovascular and metabolic disease and oncology - as well as in infection and neuroscience. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 20 7604 8030
Neil Burrows	UK/Global	+44 20 7604 8032
Vanessa Rhodes	UK/Global	+44 20 7604 8037
Karen Birmingham	UK/Global	+44 20 7604 8120
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Enquiries
UK
Thomas Kudsk Larsen	Oncology	+44 7818 524185
Eugenia Litz	RIA	+44 7884 735627
Nick Stone	CVMD	+44 7717 618834
Craig Marks	Finance	+44 7881 615764
Christer Gruvris	Consensus Forecasts	+44 7827 836825
US
Lindsey Trickett	Oncology, ING	+1 240 543 7970
Mitch Chan	Oncology	+1 240 477 3771
Dial / Toll-Free		+1 866 381 7277

Key: RIA - Respiratory, Inflammation and Autoimmunity, CVMD - Cardiovascular and Metabolic Disease,
ING - Infection, Neuroscience and Gastrointestinal

02 February 2016

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      AstraZeneca PLC

Date: 02 February 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary